SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

    INFORMATIONTO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a).

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                              ROYAL PRECISION, INC.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   780921-10-2
                                 (CUSIP Number)


                             Kenneth J. Warren, Esq.
                      5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 12, 2002
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ?

     The total number of shares of Common Stock reported herein, in accordance with Rule 13d-3, is 14,215,103, which would constitute approximately 79.9% of the shares of Common Stock outstanding, as adjusted. All ownership percentages set forth herein are based on there being 12,718,877 shares of Common Stock outstanding as reported by the Issuer (which includes the issuance of a total of 1,764,280 shares which were issued on conversion of subordinated convertible promissory notes beneficially owned by one or more of the Reporting Persons reported herein), unless otherwise specified herein.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 2 of 19 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Richard P. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     117,602
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     10,719,054
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       117,602
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     10,719,054
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,836,656 (1)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    69.5% (2)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(1) Consists of (a) (i) 1,384,135 shares held by the Johnston Family Charitable Remainder Unitrust #3 ("CRT#3") of which Richard P. Johnston ("RPJ") serves as a Trustee; (ii) 775,935 shares held by the Johnston Family Living Trust (the "Trust") of which RPJ serves as a Trustee (including 622,687 shares issued as of August 9, 2002 upon conversion of a $150,000 subordinated convertible promissory note dated February 28,2002 (the "Trust Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among the Trust and the Issuer ("Trust Conversion Agreement II")); (iii) 5,261,780 shares held by the Johnston Family Charitable Foundation (the "Foundation") of which RPJ serves as a Trustee; (iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant"); (vi) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust (the "Trust Warrant 1"); (vii) 145,200 shares covered by a warrant dated April 10, 2002 (the "Amended Trust Warrant 2") authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of Amendment No. 1 to Guaranty Agreement dated April 10, 2002 (the "Amended Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares held by Christopher A. Johnston ("CAJ") which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement"), (ii) 28,750 shares subject to RPJ Stock Options, (iii) up to 2,420,000 shares which may be issued to the Trust pursuant to the terms of the Amended Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000, (iv) 343,812 shares owned by Kenneth
J. Warren ("KJW") of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6 and (v) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE Option Agreement"). RPJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.

(2) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 15,589,871 shares to reflect (a) 55,052 shares subject to the RPJ Stock Options, (b) 152,192 shares issuable on exercise of the JF Warrant,
(c) 36,000 shares issuable in respect of Trust Warrant 1, (d) 145,200 shares issuable in respect of Amended Trust Warrant 2, (e) 2,420,000 shares issuable pursuant to the Amended Guaranty Agreement and (f) 62,550 shares subject to the RPJ-DE Option Agreement.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 3 of 19 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Kenneth J. Warren
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     634,664
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     622,687
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       634,664
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     622,687
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,257,351 (3)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.8% (4)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(3) Consists of (a)(i) 344,479 shares held by Kenneth J. Warren ("KJW"); (ii) 12,000 shares currently exercisable pursuant to a warrant dated February 28, 2002 (the "KJW Warrant") held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan (the "Profit Sharing Plan"); (iii) 207,862 shares held by the Profit Sharing Plan (including 207,562 shares issued as of August 9, 2002 upon conversion of a $50,000 subordinated convertible promissory note dated February 28, 2002 (the "KJW Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among the Profit Sharing Plan and the Issuer ("Profit Sharing Plan Conversion Agreement")); (iv) 20,323 shares subject to employee stock options (the "KJW Options") that are currently exercisable; (v) 622,687 shares held by RIFL Holdings, LLC ("RIFL LLC") in which KJW is a 50.1% member, which shares were issued as of August 9, 2002 upon conversion of a $150,000 subordinated convertible promissory note dated March 8, 2002 formerly held by Christopher A. Johnston (the "CAJ Note") and subsequently acquired by RIFL LLC, which shares were issued pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among RIFL LLC and the Issuer ("RIFL LLC Conversion Agreement"), and (vi) 6,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option") which are currently exercisable; and (b) the following which are not exercisable within the next 60 days: (i) 24,000 shares owned by CRT#3 subject to an option dated July 24, 2001 granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option"); and (ii) 20,000 shares subject to the non-exercisable portion of the KJW Options. Does not include any shares held by the Foundation of which KJW is a trustee but as to which he shares no voting or dispositive power. KJW disclaims beneficial ownership of any shares owned by the Foundation and any shares owned by RIFL LLC in excess of KJW's 50.1% interest therein.

(4) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,771,200 shares to reflect (a) 40,323 shares issuable upon exercise of the KJW Options; and (b) 12,000 shares issuable in respect of the KJW Warrant.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 4 of 19 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Christopher A. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,459,063
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     622,687
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,459,063
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     622,687
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,081,750 (5)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.3% (6)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(5) Consists of (a)(i) 1,159,803 shares held by CAJ; (ii) 36,000 shares issuable upon exercise of a warrant dated March 8, 2002 held by CAJ (the "CAJ Warrant");
(iii) 121,750 shares held by KJW subject to an option dated February 28, 2002 granted by KJW to CAJ to purchase such shares from KJW which is currently exercisable (the "CAJ-KJW Option"); and (iv) 622,687 shares held by RIFL LLC in which CAJ is a 49.9% member, which shares were issued as of August 9, 2002 upon conversion of the CAJ Note and subsequently acquired by RIFL LLC, which shares were issued pursuant to the terms of the RIFL LLC Conversion Agreement; and (b) the following which are not exercisable within the next 60 days: (i) 20,000 shares subject to employee stock options held by CAJ (the "CAJ Options"), and
(ii) 121,510 shares sold on February 25, 2002 by CAJ for a promissory note secured by a pledge agreement on such shares as described in Item 6. CAJ disclaims beneficial ownership of any shares owned by RIFL LLC in excess of CAJ's 49.9% interest therein.

(6) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,774,877 shares to reflect (a) 36,000 shares issuable upon exercise of the CAJ Warrant, and (b) 20,000 shares issuable upon exercise of the CAJ Options.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 5 of 19 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  David E. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     234,875
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       234,875
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    234,875 (7)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.8% (8)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(7) Consists of (a) 198,769 shares held by David E. Johnston ("DEJ"), (b) 11,106 shares subject to employee stock options held by DEJ (the "DEJ Options") which are currently exercisable and (c) 25,000 shares subject to the DEJ Options which are not exercisable within the next 60 days. Does not include any shares held by the Foundation of which DEJ is President but as to which he shares no voting or dispositive power. DEJ disclaims beneficial ownership of any shares owned by the Foundation.

(8) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,754,983 shares to reflect 36,106 shares issuable under the DEJ Options.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 6 of 19 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Charles S. Mechem, Jr.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     288,262
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       288,262
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    288,262 (9)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.3% (10)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(9) Consists of (a)(i) 5,500 shares held by Charles S. Mechem, Jr. ("CSM"), (ii) 8,200 shares held on behalf of CSM in a self-directed IRA; (iii) 10,000 shares subject to employee stock options (the "CSM Options") held by CSM which are currently exercisable; (iv) 12,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by CSM (the "CSM Warrant"); (v) 6,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to CSM to purchase such shares from CRT#3 (the "CSM-CRT#3 Option") which are currently exercisable; and (vi) 207,562 shares issued as of August 9, 2002 upon conversion of a $50,000 subordinated convertible promissory note dated February 28, 2002 (the "CSM Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 between CSM and the Issuer ("CSM Conversion Agreement") and (b) the following which are not exercisable within the next 60 days: (i) 15,000 shares subject to CSM Options; and (ii) 24,000 shares subject to the CSM-CRT#3 Option.

(10) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,755,877 to reflect (a) 25,000 shares issuable upon exercise of the CSM Options, and (b) 12,000 shares issuable in respect of the CSM Warrant.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 7 of 19 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  John C. Lauchnor
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     359,781
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     3,500
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       359,781
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     3,500
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    363,281 (11)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.8% (12)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(11) Consists of (a)(i) 3,500 shares held by John C. Lauchnor ("JCL") and his wife; (ii) 103,781 shares issued as of August 9, 2002 upon conversion of a $25,000 subordinated convertible promissory note dated February 28, 2002 (the "JCL Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 between JCL and the Issuer ("JCL Conversion Agreement"; (iii) 6,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by JCL (the "JCL Warrant") and (iv) 62,500 shares subject to an employee stock option (the "JCL Option") exercisable within the next 60 days; and (b) the following which are not exercisable within the next 60 days: 187,500 shares subject to the JCL Option.

(12) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,974,877 shares to reflect (a) 6,000 shares issuable in respect of the JCL Warrant and (b) 250,000 shares issuable upon exercise of the JCL Option.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 8 of 19 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Robert Jaycox
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 9 of 19 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Royal Associates, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value $.001 per share
     Royal Precision, Inc., a Delaware corporation (the "Issuer")
     535 Migeon Avenue
     Torrington, CT 06790

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The Reporting Persons, Richard P. Johnston ("RPJ"); Kenneth J. Warren ("KJW"), Christopher A. Johnston ("CAJ"), David E. Johnston ("DEJ"), Charles S. Mechem, Jr. ("CSM"), John C. Lauchnor ("JCL"), Robert Jaycox ("RJ") and Royal Associates, Inc., a Delaware corporation ("RA"), filed their initial Schedule 13D dated March 28, 2002 (the "Original RA Schedule 13D"), as amended by
Amendment No. 1 thereto dated April 19, 2002 ("Amendment No. 1") and by Amendment No. 2 thereto dated June 18, 2002 ("Amendment No. 2") (such Original RA Schedule 13D as amended by Amendment No.1 and Amendment No. 2 thereto being referred to herein as the "Prior Amended RA Schedule 13D") pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, and are filing this Amendment No. 3 for the purpose of reporting (a) the issuance by the Trust and CAJ of secured personal guarantees covering $2.0 million of the Issuer's indebtedness to its lending bank as a condition to the lending bank's agreement to amend the Issuer's loan agreement with the lending bank; (b) CAJ's sale of the CAJ Note to RIFL Holdings, LLC; and (c) the Issuer's entry into conversion agreements converting all indebtedness consisting of principal and interest accrued through August 9, 2002 evidenced by each of the Trust Note, the KJW Note, the CAJ Note, the CSM Note and the JCL Note into an aggregate of 1,764,280 shares of its common stock as a condition to the lending bank's agreement to amend the loan agreement. The Prior Amended RA Schedule 13D, which is amended by this Amendment No. 3 as set forth herein, as so amended, is herein referred to as the "RA Schedule 13D". Except as amended by this Amendment No. 3, the RA Schedule 13D remains in full force and effect. RPJ, Jayne A. Johnston, the Trust, the Foundation and CRT#3 (each of the Trust, the Foundation and CRT#3 identified elsewhere in Item 2 or Item 5) have previously filed a Report on
Schedule 13D dated March 1, 2001, as amended by Amendment No. 1 thereto dated September 12, 2001; Amendment No. 2 thereto dated October 6, 2001, Amendment No. 3 thereto dated March 21, 2002 and Amendment No. 4 thereto dated March 28, 2002 (collectively, the "RPJ Schedule 13D"). The RPJ Schedule 13D is updated and amended by information with respect to RPJ alone contained in the RA Schedule 13D. KJW has previously filed a Report on Schedule 13D dated February 22, 2002 (the "KJW Schedule 13D"). The KJW Schedule 13D is updated and amended by information with respect to KJW contained in the RA Schedule 13D. CAJ has previously filed a Report on Schedule 13D dated September 20, 2000 as amended by Amendment No. 1 thereto dated September 12, 2001 and Amendment No. 2 thereto dated February 22, 2002 (collectively, the "CAJ Schedule 13D"). The CAJ Schedule 13D is updated and amended by information with respect to CAJ contained in the RA Schedule 13D. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Each Reporting Person disclaims beneficial ownership of any shares owned by any other Reporting Person except for options to buy, or to require another to buy, shares granted by a Reporting Person to another Reporting Person described elsewhere in this Schedule 13D.

     (b) - (f) remains as reported in the Original RA Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the RA Schedule  13D remains as reported in the Prior  Amended RA
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the RA Schedule  13D remains as reported in the Prior  Amended RA
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Original RA Schedule 13D is hereby amended only as follows:

     Item 5, paragraphs (a)(i) and (a)(ii) relating only to RPJ are hereby amended and restated to read in their entirety as follows:

          "RPJ

          (a) (i) Amount  beneficially  owned:  10,836,656  shares consisting of
     (a)(i) 1,384,135 shares held by the Johnston Family Charitable Remainder Unitrust #3 ("CRT#3") of which Richard P. Johnston ("RPJ") serves as a Trustee; (ii) 775,935 shares held by the Johnston Family Living Trust (the "Trust") of which RPJ serves as a Trustee (including 622,687 shares issued as of August 9, 2002 upon conversion of a $150,000 subordinated convertible promissory note dated February 28,2002 (the "Trust Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among the Trust and the Issuer ("Trust Conversion Agreement II")); (iii) 5,261,780 shares held by the Johnston Family Charitable Foundation (the "Foundation") of which RPJ serves as a Trustee; (iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant"); (vi) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust (the "Trust Warrant 1");and (vii) 145,200 shares covered by a warrant dated April 10, 2002 (the "Amended Trust Warrant 2") authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of Amendment No. 1 to Guaranty Agreement dated April 10, 2002 (the "Amended Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares held by Christopher A. Johnston ("CAJ") which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement"), (ii) 28,750 shares subject to RPJ Stock Options, (iii) up to 2,420,000 shares which may be issued to the Trust pursuant to the terms of the Amended Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000, (iv) 343,812 shares owned by Kenneth J. Warren ("KJW") of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6 and (v) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE Option Agreement"). RPJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.

          (ii) Percent of Class: 69.5%, based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 15,589,871 shares to reflect (a) 55,052 shares subject to the RPJ Stock Options, (b) 152,192 shares issuable on exercise of the JF Warrant, (c) 36,000 shares issuable in respect of Trust Warrant 1, (d) 145,200 shares issuable in respect of Amended Trust Warrant 2, (e) 2,420,000 shares issuable pursuant to the Amended Guaranty Agreement and (f) 62,550 shares subject to the RPJ-DE Option Agreement."

     Item 5(b), with respect to RPJ only, is hereby amended to read in its entirety as follows:

          "(b) Number of shares as to which RPJ has:

               (i)  Sole power to vote or to direct the vote: 117,602

               (ii) Shared power to vote or to direct the vote: 10,719,054

              (iii) Sole power to dispose or to direct the disposition of:
                    117,602

               (iv) Shared power to dispose or to direct the disposition of:
                    10,719,054"

     Item 5(c), with respect to RPJ only, is hereby amended by adding at the end thereof the following:

     "In a privately negotiated transaction, the Issuer entered into the Trust Conversion Agreement II dated as of August 9, 2002 with the Trust pursuant to which the Trust converted the entire indebtedness of $155,671.81 evidenced by the Trust Note into 622,687 shares at the price of $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002."

     Item 5, paragraphs (a)(i) and (a)(ii) with respect to KJW only, are hereby amended and restated to read in its entirety as follows:

         "KJW

          (a) (i) Amount beneficially owned: 1,257,351 consisting of (a)(i) 344,479 shares held by Kenneth J. Warren ("KJW"); (ii) 12,000 shares currently exercisable pursuant to a warrant dated February 28, 2002 (the "KJW Warrant") held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan (the "Profit Sharing Plan"); (iii) 207,862 shares held by the Profit Sharing Plan (including
     207,562 shares issued as of August 9, 2002 upon conversion of a $50,000 subordinated convertible promissory note dated February 28, 2002 (the "KJW Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among the Profit Sharing Plan and the Issuer ("Profit Sharing Plan Conversion Agreement")); (iv) 20,323 shares subject to employee stock options (the "KJW Options") that are currently exercisable; (v) 622,687 shares held by RIFL Holdings, LLC ("RIFL LLC") in which KJW is a 50.1% member, which shares were issued as of August 9, 2002 upon conversion of a $150,000 subordinated convertible promissory note dated March 8, 2002 formerly held by Christopher A. Johnston (the "CAJ Note") and subsequently acquired by RIFL LLC, which shares were issued pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among RIFL LLC and the Issuer ("RIFL LLC Conversion Agreement"), and (vi) 6,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option") which are currently exercisable; and (b) the following which are not exercisable within the next 60 days: (i) 24,000 shares owned by CRT#3 subject to an option dated July 24, 2001 granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option"); and (ii) 20,000 shares subject to the non-exercisable portion of the KJW Options. Does not include any shares held by the Foundation of which KJW is a trustee but as to which he shares no voting or dispositive power. KJW disclaims beneficial ownership of any shares owned by the Foundation and any shares owned by RIFL LLC in excess of KJW's 50.1% interest therein.

               (ii) Percent of Class: 9.8%, based on 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,771,200 shares to reflect (a) 40,323 shares issuable upon exercise of the KJW Options; and
     (b) 12,000 shares issuable in respect of the KJW Warrant."

     Item 5(b), with respect to KJW only, is hereby amended to read in its entirety as follows:

          "(b) Number of shares as to which KJW has:

               (i)  Sole power to vote or to direct the vote: 634,664

               (ii) Shared power to vote or to direct the vote: 622,687

              (iii) Sole power to dispose or to direct the disposition  of:
                    634,664

               (iv) Shared power to dispose or to direct the disposition of:
                    622,687"

     Item 5(c), with respect to KJW only, is hereby amended by adding at the end thereof the following:

     "On August 9, 2002, KJW as a 50.1% owner formed RIFL LLC with CAJ. Thereafter, in a privately negotiated transaction, RIFL LLC purchased from CAJ the CAJ Note in exchange for a promissory note of RIFL LLC in the original principal amount of $150,000.

     In a privately negotiated transaction, the Issuer entered into the RIFL LLC Conversion Agreement dated as of August 9, 2002 with RIFL LLC pursuant to which RIFL LLC converted the entire indebtedness of $155,671.81 evidenced by the CAJ Note into 622,687 shares at $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002."

     Item 5, paragraphs (a)(i) and (a)(ii) with respect to CAJ only, are hereby amended and restated to read in its entirety as follows:

          "CAJ

          (a) (i) Amount beneficially owned: 2,081,750 consisting of (a)(i) 1,159,803 shares held by CAJ; (ii) 36,000 shares issuable upon exercise of a warrant dated March 8, 2002 held by CAJ (the "CAJ Warrant"); (iii) 121,750 shares held by KJW subject to an option dated February 28, 2002 granted by KJW to CAJ to purchase such shares from KJW which is currently exercisable (the "CAJ-KJW Option"); and (v) 622,687 shares held by RIFL LLC in which CAJ is a 49.9% member, which shares were issued as of August 9, 2002 upon conversion of the CAJ Note and subsequently acquired by RIFL LLC, which shares were issued pursuant to the terms of the RIFL LLC Conversion Agreement; and (b) the following which are not exercisable within the next 60 days: (i) 20,000 shares subject to employee stock options held by CAJ (the "CAJ Options"), and (ii) 121,510 shares sold on February 25, 2002 by CAJ for a promissory note secured by a pledge agreement on such shares as described in Item 6. CAJ disclaims beneficial ownership of any shares owned by RIFL LLC in excess of CAJ's 49.9% interest therein.

               (ii) Percent of Class: 16.3%, based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,774,877 shares to reflect (a) 36,000 shares issuable upon exercise of the CAJ Warrant, and (b) 20,000 shares issuable upon exercise of the CAJ Options."

     Item 5(c), with respect to CAJ only, is hereby amended to read in its entirety as follows:

          "(b) Number of shares as to which CAJ has:

               (i)  Sole power to vote or to direct the vote: 1,459,063

               (ii) Shared power to vote or to direct the vote: 622,687

              (iii) Sole power to dispose or to direct the disposition of:
                    1,459,03

               (iv) Shared power to dispose or to direct the disposition of:
                    622,687"

     Item 5(c), with respect to CAJ only, is hereby amended by adding at the end thereof the following:

     "On August 9, 2002, CAJ as a 49.9% owner formed RIFL LLC with KJW. Thereafter, in a privately negotiated transaction, RIFL LLC purchased from CAJ the CAJ Note in exchange for a promissory note of RIFL LLC in the original principal amount of $150,000.

     In a privately negotiated transaction, the Issuer entered into the RIFL LLC Conversion Agreement dated as of August 9, 2002 with RIFL LLC pursuant to which RIFL LLC converted the entire indebtedness of $155,671.81 evidenced by the CAJ Note into 622,687 shares at $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002."

     Item 5, paragraph (a)(ii) with respect to DEJ only, is hereby amended and restated to read in its entirety as follows:

          "DEJ

          (ii) Percent of Class:1.8%, based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,754,983 shares to reflect 36,106 shares issuable under the DEJ Options."

     Item 5, paragraphs (a)(i) and (a)(ii) with respect to CSM only, are hereby amended and restated to read in its entirety as follows:

          "CSM

          (a) (i) Amount beneficially owned: 288,262 consisting of (a)(i) 5,500 shares held by Charles S. Mechem, Jr. ("CSM"), (ii) 8,200 shares held on behalf of CSM in a self-directed IRA; (iii) 10,000 shares subject to employee stock options (the "CSM Options") held by CSM which are currently exercisable; (iv) 12,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by CSM (the "CSM Warrant"); and 207,562 shares issued as of August 9, 2002 upon conversion of a $50,000 subordinated convertible promissory note dated February 28, 2002 (the "CSM Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 between CSM and the Issuer ("CSM Conversion Agreement"); and (v) 6,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to CSM to purchase such shares from CRT#3 (the "CSM-CRT#3 Option) currently exercisable; and (b) the following which are not exercisable within the next 60 days: (i) 15,000 shares subject to CSM Options; (ii) 200,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by CSM which is not convertible until the occurrence of a default (the "CSM Note"); and (iii) 24,000 shares subject to the CSM-CRT#3 Option.

               (ii) Percent of Class: 2.3%, based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,755,877 to reflect (a) 25,000 shares issuable upon exercise of the CSM Options, and
     (b) 12,000 shares issuable in respect of the CSM Warrant. "

     Item 5(b), with respect to CSM only, is hereby amended to read in its entirety as follows:

          "(b) Number of shares as to which CSM has:

               (i)  Sole power to vote or to direct the vote: 288,262

               (ii) Shared power to vote or to direct the vote: -0-

              (iii) Sole power to dispose or to direct the disposition of:
                    288,262

               (iv) Shared power to dispose or to direct the disposition of:
                    -0-"

     Item 5(c), with respect to CSM only, is hereby amended by adding at the end thereof the following:

     "In a privately negotiated transaction, the Issuer entered into the CSM Conversion Agreement dated as of August 9, 2002 with CSM pursuant to which CSM converted the entire indebtedness of $51,890.59 evidenced by the CSM
     Note into 207,562 shares at $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002."

     Item 5, paragraphs (a)(i) and (a)(ii) with respect to JCL only, are hereby amended and restated to read in its entirety as follows:

          "JCL

          (a) (i) Amount beneficially owned: 363,281 consisting of (a)(i) 3,500 shares held by John C. Lauchnor ("JCL") and his wife; (ii) 103,781 shares issued as of August 9, 2002 upon conversion of a $25,000 subordinated convertible promissory note dated February 28, 2002 (the "JCL Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 between JCL and the Issuer ("JCL Conversion Agreement"; (iii) 6,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by JCL (the "JCL Warrant") and (iv) 62,500 shares subject to an employee stock option (the "JCL Option") exercisable within the next 60 days; and (b) the following which are not exercisable within the next 60 days: 187,500 shares subject to the JCL Option.

               (ii) Percent of Class:2.8%, based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,974,877 shares to reflect (a) 6,000 shares issuable in respect of the JCL Warrant and (b) 250,000 shares issuable upon exercise of the JCL Option."

     Item 5(b), with respect to JCL only, is hereby amended to read in its entirety as follows:

          "(b) Number of shares as to which JCL has:

               (i)  Sole power to vote or to direct the vote: 359,781

               (ii) Shared power to vote or to direct the vote: -0-

              (iii) Sole power to dispose or to direct the disposition of:
                    359,781

               (iv) Shared power to dispose or to direct the disposition of:
                    -0-"

     Item 5(c), with respect to JCL only, is hereby amended by adding at the end thereof the following:

     "In a privately negotiated transaction, the Issuer entered into the JCL Conversion Agreement dated as of August 9, 2002 with JCL pursuant to which JCL converted the entire indebtedness of $25,945.31 evidenced by the JCL
     Note into 103,781 shares at $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the RA Schedule 13D is hereby amended only as follows:

     RPJ

     With respect to RPJ, new paragraphs (xv) and (xvi) are hereby added immediately following RPJ paragraph (xiv) to read in their entirety as follows:

          "(xv) On August 9, 2002, the Issuer entered into the Trust Conversion Agreement II with the Trust pursuant to which the Trust converted the entire indebtedness of $155,671.81 evidenced by the Trust Note into 622,687 shares at the price of $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002.

          (xvi) On August 9, 2002, RPJ entered into an agreement concerning letter of credit ("RPJ Guaranty") with the Issuer's lending bank and delivered an irrevocable letter of credit to the lending bank to secure the guaranty with respect to up to $1.0 million of the Issuer's indebtedness to the lending bank. With respect to the RPJ Guaranty, RPJ has requested the Issuer to pay a cash guaranty fee in an amount to be negotiated between RPJ and the Issuer."

     KJW

     With respect to KJW, new paragraphs (viii), (ix) and (x) are hereby added immediately following KJW paragraph (vii) to read in their entirety as follows:

          "(viii) On August 9, 2002, the Issuer entered into the Profit Sharing Plan Conversion Agreement with the Profit Sharing Plan pursuant to which the Profit Sharing Plan converted the entire indebtedness of $51,890.59 evidenced by the Profit Sharing Plan Note into 207,562 shares at the price of $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002.

          (ix) On August 9, 2002, KJW as a 50.1% owner formed RIFL LLC with CAJ. Thereafter, in a privately negotiated transaction, RIFL LLC purchased from CAJ the CAJ Note in exchange for a promissory note of RIFL LLC in the original principal amount of $150,000.

          (x) On August 9, 2002, the Issuer entered into the RIFL LLC Conversion Agreement with RIFL LLC pursuant to which RIFL LLC converted the entire indebtedness of $155,671.81 evidenced by the CAJ Note into 622,687 shares at the price of $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002."

     CAJ

     With respect to CAJ, new paragraphs (vi), (vii) and (viii) are hereby added immediately following CAJ paragraph (v) to read in their entirety as follows:

          "(vi) On August 9, 2002, CAJ as a 49.9% owner formed RIFL LLC with KJW. Thereafter, in a privately negotiated transaction, RIFL LLC purchased from CAJ the CAJ Note in exchange for a promissory note of RIFL LLC in the original principal amount of $150,000.

          (vii) On August 9, 2002, the Issuer entered into the RIFL LLC Conversion Agreement with RIFL LLC pursuant to which RIFL LLC converted the entire indebtedness of $155,671.81 evidenced by the CAJ Note into 622,687 shares at the price of $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002.

          (viii) On August 9, 2002, CAJ entered into an agreement concerning letter of credit ("CAJ Guaranty") with the Issuer's lending bank and delivered and delivered an irrevocable letter of credit to the lending bank to secure the guaranty with respect to up to $1.0 million of the Issuer's indebtedness to the lending bank . With respect to the CAJ Guaranty, CAJ has requested the Issuer to pay a cash guaranty fee in an amount to be negotiated between CAJ and the Issuer."

     CSM

     With respect to CSM, a new paragraph (iii) is hereby added immediately following CSM paragraph (ii) to read in its entirety as follows:

          "(iii) On August 9, 2002, the Issuer entered into the CSM Conversion Agreement with CSM pursuant to which CSM converted the entire indebtedness of $51,890.59 evidenced by the CSM Note into 207,562 shares at the price of $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002."

     JCL

     With respect to JCL, the paragraph in Item 6 is hereby numbered as paragraph (i) and a new paragraph (ii) is hereby added immediately following CSM paragraph (i) to read in its entirety as follows:

          "(ii) On August 9, 2002, the Issuer entered into the JCL Conversion Agreement with JCL pursuant to which JCL converted the entire indebtedness of $25,945.31 evidenced by the JCL Note into 103,781 shares at the price of $0.25 per share on August 9, 2002. The conversion covered shares issuable on conversion in respect of interest accrued through August 9, 2002."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are hereby added to the RA Schedule 13D:

     32. Form of Conversion Agreement between the Issuer and several lenders dated as of August 9, 2002. A schedule setting forth material details in which such documents differ from the form is attached.

     33. Agreement concerning Letter of Credit between RPJ and Wells Fargo Business Credit, Inc. dated August 9, 2002

     34. Agreement concerning Letter of Credit between CAJ and Wells Fargo Business Credit, Inc. dated August 9, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     August 12, 2002
                                        ----------------------------------------
                                                          (Date)

                                        RICHARD P. JOHNSTON*

                                        /s/ Richard P. Johnston
                                        ----------------------------------------
                                        (Signature)

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Richard P. Johnston dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                        Kenneth J. Warren
                                        ----------------------------------------

                                                     August 12, 2002
                                        ----------------------------------------
                                                          (Date)

                                        /s/ Kenneth J. Warren
                                        ----------------------------------------

                                        Kenneth J. Warren
                                        ----------------------------------------

                                                     August 12, 2002
                                        ----------------------------------------
                                                          (Date)

                                        CHRISTOPHER A. JOHNSTON*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Christopher A. Johnston dated March 28, 2002, previously filed with the Original RA Schedule 13D

                                                     August 12, 2002
                                        ----------------------------------------
                                                          (Date)

                                        DAVID E. JOHNSTON*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by David E. Johnston dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                                     August 12, 2002
                                        ----------------------------------------
                                                          (Date)

                                        CHARLES S. MECHEM, JR.*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Charles S. Mechem, Jr. dated March 28, 2002, previously filed with the Original RA Schedule 13D

                                                     August 12, 2002
                                        ----------------------------------------
                                                          (Date)

                                        JOHN C. LAUCHNOR*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by John C. Lauchnor dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                                     August 12, 2002
                                        ----------------------------------------
                                                          (Date)

                                        ROBERT JAYCOX*

                                        By: /s/Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Robert Jaycox dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                                     August 12, 2002
                                        ----------------------------------------
                                                          (Date)

                                        ROYAL ASSOCIATES, INC.


                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------
                                            Kenneth J. Warren, Secretary

                                  EXHIBIT INDEX

                                                                      Sequential
Exhibit  Description                                                   Page No.
-------  -----------                                                   --------

  32.    Form of Conversion  Agreement between the Issuer and several lenders dated as of August 9, 2002. A schedule setting forth material details in which such documents differ from the
         form is attached.                                                 22

  33.    Agreement  concerning Letter of Credit between RPJ and Wells
         Fargo Business Credit, Inc. dated August 9, 2002.                 27

  34.    Agreement  concerning Letter of Credit between CAJ and Wells
         Fargo Business Credit, Inc. dated August 9, 2002.                 31